Financial Statements, Supplementary Information, Report of Independent Registered Accounting Firm, and Review Report on Management's Exemption Report

for Fiscal Year Ending
August 31, 2025



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SEC FILE NUMBER
8-066105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/2024 (MM/DD/YY) AND ENDING 08/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Public, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12007 Research Blvd.
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Mastrodicasa, Managing Director	512-467-3686	bill.mastrodicasa@firstpublic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Mastrodicasa _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Public, LLC _____, as of 08/31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Managing Director

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST PUBLIC, LLC
TABLE OF CONTENTS

Financial Statements and Supplementary Information

Review Report on Management's Exemption Report



Report of Independent Registered Public Accounting Firm

The Managing Director
First Public, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Public, LLC (the Company), as of August 31, 2025, the related statements of income, changes in member's capital, and cash flow for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
October 28, 2025

We have served as the Company's auditor since 2016.

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2025

ASSETS

Cash and cash equivalents	$	3,957,410
Accounts receivable		798,665
Prepaid expenses		33,852
Total Assets	$	4,789,927

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and other liabilities	$	31,216
Accounts payable to affiliated organization		1,039,562
Accrued liabilities due affiliated organization		173,285
Total Liabilities		1,244,063
Member's Capital		3,545,864
Total Member's Capital		3,545,864
Total Liabilities and Member's Capital	$	4,789,927

The accompanying notes are an integral part
of these financial statements.

3

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2025

Revenue:		
Investment Pool administrative services	$	9,790,765
Benefits Cooperative administrative services		234,488
Royalty fees		112,828
Interest income		249,410
Total Revenue		10,387,491
Operating Expenses:		
Employee lease with affiliated organization		2,271,642
Administrative services provided by affiliated organization		1,739,412
Building lease with affiliated organization		63,511
Insurance		73,311
Consultants		46,078
Financial audit		22,500
Software support/license fee		22,200
Outside counsel		22,086
Other expenses		40,196
Total Operating Expenses		4,300,936
Net Income	$	6,086,555

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2025

	MEMBER'S CAPITAL
Beginning Member's Capital, September 1, 2024	$ 3,709,309
Capital distributions	(6,250,000)
Net income	6,086,555
Ending Member's Capital, August 31, 2025	$ 3,545,864

The accompanying notes are an integral part
of these financial statements.

5

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2025

Cash flows from operating activities:	
Net income	$ 6,086,555
Changes in assets and liabilities:	
Increase in accounts receivable	(70,577)
Decrease in prepaid expenses	12,087
Increase in accounts payable and other liabilities	29,126
Increase in accounts payable to affiliated organization	88,294
Decrease in accrued liabilities due affiliated organization	(140)
Net cash provided by operating activities	6,145,345
Cash flows from financing activities:	
Capital distributions	(6,250,000)
Net cash used in financing activities	(6,250,000)
Net decrease in cash and cash equivalents	(104,655)
Cash and cash equivalents, beginning of year	4,062,065
Cash and cash equivalents, end of year	$ 3,957,410

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2025

NOTE 1–NATURE OF OPERATIONS

Formed in 2003, First Public, LLC (First Public) provides financial and insurance related services primarily to school districts and other local governments within the State of Texas. First Public is a Texas limited liability company (Texas Bus. Org. Code §101.001, et seq.) and a wholly-owned subsidiary of the Texas Association of School Boards, Inc. (TASB). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer, pursuant to the Securities Exchange Act of 1934, as amended, and the Texas State Securities Board. First Public is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC). First Public holds a general agency license with the Texas Department of Insurance for life, accident, and health/HMO insurance, and is a licensed Third-Party Administrator (TPA).

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2025, consist of cash and a money market mutual fund. The financial institution holding First Public's cash account is participating in the Federal Deposit Insurance Corporation's (FDIC) insurance program. Management monitors cash account balances in an attempt to keep them below FDIC insurance coverage of $250,000. At August 31, 2025, First Public had $3,916,008 invested in a single money market mutual fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

CONTRACT BALANCES:

The timing of First Public's revenue recognition may differ from the timing of payment by First Public customers. The use of the term "customer" or "customers" throughout this report is consistent with the nomenclature of generally accepted accounting principles.

First Public records a receivable when revenue is recognized prior to payment and has an unconditional right to such payment. Additionally, First Public records a liability when the payment is received but the performance obligations have not yet been satisfied.

Accounting Standards Codification (ASC) Topic 326, *Financial Instruments – Credit Losses*, requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. First Public takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible would be written off against an allowance. First Public has not experienced a history of significant losses, and as such, management has not recorded an allowance for credit losses on these receivables.

At August 31, 2025, accounts receivable consist primarily of investment pool administrative and distribution services fees for August 2025, outstanding Benefits Cooperative administrative services fees, and outstanding royalty fees. Benefits Cooperative administrative services fees represent commissions earned by First Public through August 31, 2025, that are still to be received from various insurance agents and carriers. Royalty fees represent royalties earned by First Public through August 31, 2025, that are still to be received from an insurance agency. The following table provides beginning and ending accounts receivable balances by activity for the 2024-25 fiscal year:

	September 1, 2024	August 31, 2025
Investment Pool Administrative and Distribution Services	$678,424	$719,793
Benefits Cooperative Administrative Services	22,651	36,936
Royalty Fees	27,013	41,936
Total Accounts Receivable	$728,088	$798,665

First Public had no contract liabilities related to customers as of September 1, 2024 or August 31, 2025.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code. No provision for income tax expense has been made related to First Public activities in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2022.

At August 31, 2025, management has determined that First Public had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

SIGNIFICANT AGREEMENTS:

Under an administrative and distribution services agreement, First Public provides Lone Star Investment Pool (Lone Star) with administrative and distribution services. Lone Star is a public funds investment pool established in 1991, in accordance with the Interlocal Cooperation Act (Chapter 791 of the Texas Government Code) and the Public Funds Investment Act (Chapter 2256 of the Texas Government Code). The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and agencies of the State of Texas. The current administrative and distribution services agreement between First Public and Lone Star is effective September 1, 2024 through August 31, 2029, and either party may terminate the agreement with 180 days prior written notice. First Public earned $9,742,289 under the agreement for the fiscal year ended August 31, 2025, which represents approximately 94 percent of First Public's total revenue. At August 31, 2025, $705,931 of this earned revenue was receivable from Lone Star.

Under an administrative services agreement, First Public provides the TASB Benefits Cooperative (Benefits Cooperative) with various administrative services. The Benefits Cooperative is organized under the Interlocal Cooperation Act (Chapter 791 of the Texas Government Code). The Benefits Cooperative assists participating governmental entities with attracting and retaining employees by offering group and individual insurance coverage, as well as other employee benefit-related services. First Public serves as agent or agent of record for insurance carriers serving the Benefits Cooperative members. Administrative services provided to the Benefits Cooperative include, but are not limited to, engagement of various service providers (e.g. TPA, benefits consultant, and TPA software provider); publicizing and marketing; facilitating employee benefit enrollments for Benefits Cooperative members; and implementation of other Benefits Cooperative initiatives.

First Public serves the Benefits Cooperative under an administrative services agreement effective September 1, 2020 through August 31, 2025. In consideration for administrative services provided by First Public to the Benefits Cooperative, First Public is authorized to receive commissions and related supplemental compensation under separate agreements with various insurance agents and carriers that offer and provide associated support for group and individual insurance coverage to Benefits Cooperative members and their employees. Commissions and supplemental compensation earned by First Public are based on monthly participant enrollment activity reported by individual carriers. First Public earned $234,488 under this agreement for the fiscal year ended August 31, 2025, which represents approximately 2% of First Public's total revenue. At August 31, 2025, $36,936 was receivable from the various insurance agents and carriers. First Public and the Benefits Cooperative entered into a new five-year administrative services agreement effective September 1, 2025. Either party may terminate this agreement with 180 days prior written notice.

REVENUE RECOGNITION:

ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction prices, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes investment pool administrative and distribution services, Benefits Cooperative administrative services, and royalty fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The economic conditions impacting First Public's revenue are general economic conditions in the United States and the State of Texas.

Investment Pool Administrative and Distribution Services:
- First Public provides Lone Star with administrative and distribution services on a daily basis. The performance obligation for providing these services is satisfied over time, as Lone Star is receiving and consuming the benefits as they are provided by First Public. Administrative services revenue is earned ratably by First Public over the service period based on the monthly average balances of Lone Star, and payment for monthly administrative services is received on a monthly basis.

- First Public provides NY MuniTrust with administrative support services, excluding regulated activities, on a daily basis. The performance obligation for providing these services is satisfied over time, as NY MuniTrust is receiving and consuming the benefits as they are provided by First Public. Administrative services revenue is earned ratably by First Public over the service period based on the monthly average balances of NY MuniTrust, and payment for monthly administrative services is received on a quarterly basis.

Benefits Cooperative Administrative Services: First Public provides the Benefits Cooperative with administrative services. In consideration for these services, First Public receives commissions and related supplemental compensation under separate agreements with various insurance agents and carriers. Administrative services revenue is earned through the sale of insurance products to Benefits Cooperative members and their employees. The performance obligation is satisfied at the time of each individual sale. Administrative services revenue is based on commissions for premiums associated with participant enrollment in insurance programs underwritten by the various carriers. Payment is received from the various insurance agents and carriers upon their receipt of payment from Benefits Cooperative members and their employees.

Royalty Fees: As part of a benefits consulting provider agreement between First Public and another insurance agency, First Public receives a royalty as a result of the intangible collateral benefits the agency receives from being associated with the goodwill and solid reputation of the Benefits Cooperative, including First Public as its administrator and wholly-owned subsidiary of TASB. Royalties are derived from commissions the third-party insurance agency earns from clients that are eligible for participation in the Benefits Cooperative but who choose to contract directly with the insurance agency rather than become a member of the Benefits Cooperative. Royalty fees are recognized ratably over the related agreement period.

LEASES:

ASC Topic 842, *Leases* requires lessees to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date of the lease and disclose key information about lease arrangements. First Public determines if an arrangement is a lease at inception. First Public made an accounting policy to not capitalize leases with an initial term of 12 months or less. Currently, First Public has no long-term leases.

SEGMENT REPORTING:

First Public is engaged in a single line of business as a registered broker-dealer, who's activities include the provision of financial and insurance related services to its members. First Public has identified its Managing Director as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage First Public. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to retain profits or make a capital distribution to TASB. First Public's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of First Public as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets, and segment revenues and expenses is reported on the Statement of Income as total revenues and expenses. First Public derived 94% of its total revenue from a single customer in 2024-25.

NOTE 3–RELATED PARTY TRANSACTIONS

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, employee leasing, and office space. The administrative services agreement is for TASB's performance of administrative duties relating to the day-to-day operations and administration of First Public, including facilitating employee benefits and insurance for First Public staff, arranging, monitoring and paying for professional services required by First Public, and providing office equipment and supplies. The current administrative services agreement was entered into effective June 16, 2022 and remains in effect until terminated by either party for convenience (upon providing 30 days prior written notice) or for cause as set out in the agreement. For the fiscal year ended August 31, 2025, First Public incurred expenses totaling $1,739,412 under the agreement. At August 31, 2025, $497,217 and $24,159, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into effective September 1, 2018, and remains in effect until terminated by either party providing 30 days prior written notice to the other party. For the fiscal year ended August 31, 2025, First Public incurred expenses totaling $2,271,642 under the agreement. At August 31, 2025, $525,546 and $149,126, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition.

During the year ended August 31, 2025, First Public made one distribution to TASB for a total of $6,250,000, which is reflected in the Statement of Changes in Member's Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the SEC under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The SEC requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2025, First Public had net capital of $2,635,027, which was $2,535,027 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .47 to 1, at August 31, 2025.

First Public does not hold customer funds or securities. First Public operates with reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective September 1, 2018, which remains in effect until terminated by either party providing 30 days prior written notice to the other party. According to the terms of the lease agreement, the portion of the building used by First Public shall be determined solely by TASB, who need only to provide First Public with reasonable notice of any change or relocation. The September 1, 2018 lease was amended September 1, 2024 and March 1, 2025. The current lease agreement, as amended, requires monthly rental fees of $5,600. Rent expense incurred for the fiscal year ended August 31, 2025 totaled $63,511. At August 31, 2025, $16,799 was owed to TASB under the terms of the lease agreement and has been recorded in accounts payable to affiliated organization in the Statement of Financial Condition.

NOTE 6 –FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1 -** Quoted prices for identical assets or liabilities in active markets that First Public has the ability to access.

- **Level 2 -** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3 -** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

From time to time, First Public may be involved in legal disputes or matters that are incident to the normal course of business. In the opinion of management, the ultimate disposition of such matters is not expected to have any material adverse effect on First Public's financial positions, results of operations, or cash flows.

Supplementary Information

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2025

Computation of net capital:		
Total member's capital	$	3,545,864
Nonallowable assets:		
Accounts receivable		798,665
Prepaid expenses		33,852
Total nonallowable assets		832,517
Net capital before haircuts		2,713,347
Haircuts on money market mutual funds		78,320
Net capital		2,635,027
Minimum net capital requirement (greater of $100,000 or		
1/15 of aggregate indebtedness)		100,000
Excess net capital	$	2,535,027
Aggregate indebtedness		$1,244,062
Ratio of aggregate indebtedness to net capital		.47 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2025 Part IIA FOCUS filing.

Review Report of Independent Registered
Accounting Firm on
Management's Exemption Report



Report of Independent Registered Public Accounting Firm

The Managing Director
First Public, LLC

We have reviewed management's statements, included in the accompanying First Public's Exemption Report in which:

1. First Public, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2. First Public, LLC states First Public, LLC, is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   - First Public, LLC, limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to First Public, LLC, and

   - First Public, LLC, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to First Public, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

First Public, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Public, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Dallas, Texas
October 28, 2025



FIRST PUBLIC®
Member FINRA/SIPC
12007 Research Blvd. • Austin, Texas 78759
800.558.8875 • firstpublic.com

First Public, LLC
Exemption Report

First Public, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- For the fiscal year ending August 31, 2025, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Additionally, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended August 31, 2025 without exception.

I, William Mastrodicasa, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Bill Mastrodicasa

William Mastrodicasa, Managing Director
First Public, LLC

September 26, 2025

Date

12007 Research Blvd, Austin, TX 78759 | 800-558-8875 | FirstPublic.com

